UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42174

Icon Energy Corp.
(Translation of registrant’s name into English)

c/o Pavimar Shipping Co.
17th km National Road
Athens-Lamia & Foinikos Str.
14564, Nea Kifissia
Athens, Greece
+30 211 88 81 300
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 and Exhibit 99.2 are the unaudited interim condensed consolidated financial statements and related management’s discussion and analysis of financial condition and results of operations of Icon Energy Corp. (the “Company”) as of June 30, 2026, and for the six-month period then ended.

Additionally, on August 11, 2026 the Company adopted an Equity Incentive Plan (the “Plan”) intended to promote the success of the Company by providing equity-based and other incentive awards to selected employees and other eligible persons whose initiative and efforts are important to the successful conduct of the Company’s business. The Plan is intended to attract, retain, motivate and reward such persons, align their interests with those of the Company’s shareholders and enhance the long-term performance and value of the Company. The foregoing description of the Plan is qualified in its entirety by reference to such document, which is attached hereto as Exhibit 10.1.

Lastly, on August 12, 2026, by reference to the Company’s Second Amended and Restated Statement of Designations of Rights, Preferences and Privileges of Series A Cumulative Convertible Perpetual Preferred Shares (the “Statement of Designations”, and such shares, the “Series A Preferred Shares”), the Company and the sole holder (the “Holder”) of the Series A Preferred Shares entered into a limited waiver (the “Waiver”) pursuant to which, the Holder waived the adjustment that would otherwise have occurred with respect to the applicable dividend rate on the Series A Preferred Shares as a result of the Company’s election to pay the June 30, 2026 dividend on the Series A Preferred Shares in kind. In exchange, the Company shall, at any time on or before December 31, 2026, declare and promptly thereafter pay a restricted stock dividend on the Series A Preferred Shares in an aggregate amount of $1.5 million of the Company’s common shares. The Company and the Holder also agreed to clarifications to certain terms of the Series A Preferred Shares. The foregoing description of the Waiver is qualified in its entirety by reference to such document, which is attached hereto as Exhibit 10.2.

This report on Form 6-K (this “Report”), including all exhibits hereto, is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-291988) and shall be a part of such registration statement from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON ENERGY CORP.

Date: August 14, 2026	By:	/s/ Dennis Psachos
	Name:	Dennis Psachos
	Title:	Chief Financial Officer